Exhibit 99.1

Sinovac Enters Veterinary Vaccine Market with Inactivated Rabies Vaccine

- Receives Approval from Ministry of Agriculture to Enter Field Trials -
Monday January 26, 8:00 am ET

BEIJING, Jan. 26 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading provider of vaccines in China, today announced its wholly owned subsidiary, Tangshan Yian Biological Engineering Co., Ltd, has obtained approval from China's Ministry of Agriculture to conduct field trials of its internally developed inactivated animal rabies vaccine with independent intellectual property rights. With this product, Tangshan Yian will enter the veterinary vaccine market in China by developing a domestically-produced inactivated rabies vaccine.

Tangshan Yian is well positioned to supply high quality vaccines to the Chinese animal vaccine market and potentially to the global market by leveraging its advanced technology, vaccine research and development expertise in developing human vaccines, standardized management and market-oriented products strategy. The wholly owned subsidiary has been responsible for conducting research and pilot-production for Sinovac's vaccines. With the addition of full production capabilities, it is expected that Tangshan Yian will generate incremental sales revenue.

The inactivated animal rabies vaccine is the first among a number of products to reach field trials in Tangshan Yian's animal health pipeline. The Company anticipates that the field trials for the inactivated animal rabies vaccine will take approximately nine months to complete and that the vaccine will be launched in China's veterinary market in 2010.

Mr. Weidong Yin, Chairman, President and CEO, commented, "This move is in line with Sinovac's corporate development strategy to combine world class technology and manufacturing with unparalleled expertise in servicing the Chinese market. Our rabies vaccine is one of the first inactivated versions to be developed domestically in China. It is expected that the inactivate rabies vaccine will be manufactured in China, which should afford us a competitive cost advantage over imported formulations."

Mr. Yin continued, "In keeping its leading position in the human vaccine market, Sinovac is expanding into a related business area that allows the Company to leverage its core competencies, including vaccine development and manufacturing. We believe that, with its research and development platform, Tangshan Yian has the potential to introduce additional animal vaccines in its development pipeline, for which it plans to advance development and file field trial applications."

About China's Veterinary Rabies Vaccine Market

Rabies is a fatal infection of the central nervous system acquired through the bite of a rabid animal. The fatality rate of this infection is 100% when left untreated. The World Health Organization (WHO) recognizes rabies as the infectious disease with the highest case fatality rate. Its prevalence is serious in China. The reported number of annual deaths caused by rabies in China ranked the second highest in the world, totaling approximately 3,010 in 2007. Animal rabies is the leading cause of transmission that results in human rabies. Improving the immunization of animals is key to reducing the prevalence rabies in both animals and humans. On January 18, 2008, China approved compulsory vaccination for dogs. According to the statistics released by Ministry of Agriculture, the population of registered dogs in China totals 80 million, 14 million of which reside in urban areas. It is estimated that there are an additional 120 million unregistered dogs in China. Domestic suppliers are only producing the live attenuated rabies vaccines, which have unsatisfactory medical efficacy. Since China-based vaccine companies do not have the independent property rights for the development of inactivated animal rabies vaccines, imported vaccines have historically represented 100% of the inactivated animal rabies vaccine supply. Given that imported formulations are more expensive, only a small group of pet owners in urban areas can afford them. Four international suppliers are currently selling inactivated rabies vaccines in China including the Nobivac, Virbac, Fort Dodge and MERIAL. In addition, there are other domestic inactivated animal rabies vaccine are under development.

About China's Animal Health Vaccine Market

Farming output in China is significant and rapidly growing. Given the human health hazards associated with animal diseases, China's government is increasing investment in the prevention and control of animal diseases. From 2000 to 2008, foot and mouth disease, bird flu, swine fever and swine blue ear disease have been included in the compulsory vaccination program. The compulsory vaccination program has lead to the creation of a number of animal health enterprises with annual output value over 500 million RMB. The Chinese government continues to expand scope of the veterinary vaccination program.

About Tangshan Yian Engineering Co., Ltd

Tangshan Yian's mission is to protect human health through protecting animal health, and reduce zoonosis and other diseases by supplying high quality veterinary vaccines. Tangshan Yian is engaged in the research and development of vaccines and has successfully developed several human vaccines for its parent company, Sinovac Biotech Co. Ltd. The wholly owned subsidiary has recently established an R&D platform for veterinary vaccines. Utilizing suspension culture technology, Tangshan Yian's scientists have the ability to enhance the efficacy and antigenicity of veterinary vaccines. The R&D platform and technology has the capability to support the development of various veterinary vaccines.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Its wholly-owned subsidiary, Tangshan Yian is currently conducting field trials for the first domestically-developed inactivated animal rabies vaccines. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

For more information, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x871
Fax:   +86-10-6296-6910
Email: info@sinovac.com
Investors/Media:
Stephanie Carrington/Janine McCargo
The Ruth Group
Tel:   +1-646-536-7017/7033
Email: scarrington@theruthgroup.com
jmccargo@theruthgroup.com